PRUCO LIFE INSURANCE COMPANY

ROLL-UP DEATH BENEFIT SCHEDULE SUPPLEMENT

Annuity Number: [001-00001]

Effective Date of the Roll-Up Death Benefit Rider: [Issue Date of the Annuity]

Due Proof of Death Period: [A period of [1 year], beginning on the decedent’s date of death]

Roll-Up Rate: [6.0%]

Roll-Up Cap Percentage: [200%]

Maximum Roll-Up Age: [80]

Charge for the Rider: [Assessed quarterly at the annualized rate of [0.80]%]

Maximum Charge for the Rider: [1.50%]

Earliest Charge Change Date: [The Valuation Day coinciding with or next following the [5th] anniversary of the Effective Date]

Account Value Floor: [The lesser of [$500] or [5.00%] of the sum of the Unadjusted Account Value on the Effective Date and any subsequent Adjusted Purchase Payments we accept]

P-SCH-DBROLL(5/17)